UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation — PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces binding phase on E&P assets

Rio de Janeiro, December 17, 2019 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 11/01/2019, announces that it has started the binding phase referring to the sale of its interest in fifteen onshore exploratory blocks, located in the Sergipe-Alagoas Basin.

Qualified parties for this phase will receive a process letter with instructions on the divestment process, including guidelines for due diligence and submission of binding proposals.

This disclosure complies with Petrobras' divestment guidelines and is aligned with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at generating value for our shareholders.

About the exploratory blocks

Of the 15 exploratory blocks, eight are exclusive to Petrobras and include the SEAL-T-61_R11, SEAL-T-112_R12, SEAL-T-165_R12, SEAL-T-177_R12, SEAL-T-359_R12, SEAL-T-372_R12, SEAL-T-383_R12 and SEAL-T-384_R12 concessions. The Concession SEAL-T-61_R11, from the 11th ANP Bidding Round, was signed in 2013. The concessions SEAL-T-112, SEAL-T-165, SEAL-T-177, SEAL-T-359, SEAL-T-372, SEAL-T-383 and SEAL-T-384 of the 12th ANP Bidding Round were signed in 2014.

In the remaining 7 blocks, Petrobras and Nova Petróleo are partners in the SEAL-T-279_R12, SEAL-T-280_R12, SEAL-T-291_R12, SEAL-T-292_R12, SEAL-T-345, SEAL-T-346_R12 and SEAL-T-360_R12 concessions, in which each holds a 50% stake, having been acquired in the 12th ANP Bidding Round in 2014.  In this case, after the presentation of bids, Nova Petróleo may exercise the preemptive right of acquisition of Petrobras' interests.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer